Cybin to Release Phase 2 Topline Safety and Efficacy Data for CYB003 in Major Depressive Disorder and Host R&D Briefing on November 30, 2023

- Company to share topline Phase 2 safety and efficacy data for CYB003, its deuterated psilocybin analog being developed for the treatment of major depressive disorder -

TORONTO, CANADA – November 16, 2023 – Cybin Inc. (NYSE American:CYBN) (NEO:CYBN) (“Cybin” or the “Company”), a clinical-stage biopharmaceutical company committed to revolutionizing mental healthcare by developing new and innovative next generation psychedelic-based treatment options, today announced that it will host an R&D briefing on Thursday, November 30, 2023, in New York City, at 10:00am ET.

Institutional investors, analysts and company guests are cordially asked to save the date for this important upcoming session, which will feature an overview of the Company’s recently completed Phase 1/2 trial of CYB003, and a detailed review of the topline safety and efficacy data.

Featured speakers will include members of Cybin’s leadership and scientific teams along with key neuroscience opinion leaders.

A live webcast of the event will be available on the Company’s investor relations website on the Events & Presentations page.

About Cybin

Cybin is a clinical-stage biopharmaceutical company on a mission to create safe and effective psychedelic-based therapeutics to address the large unmet need for new and innovative treatment options for people who suffer from mental health conditions.

Cybin’s goal of revolutionizing mental healthcare is supported by a network of world-class partners and internationally recognized scientists aimed at progressing proprietary drug discovery platforms, innovative drug delivery systems, and novel formulation approaches and treatment regimens. The Company is currently developing CYB003, a proprietary deuterated psilocybin analog for the treatment of major depressive disorder and CYB004, a proprietary deuterated DMT molecule for generalized anxiety disorder and has a research pipeline of investigational psychedelic-based compounds.

Headquartered in Canada and founded in 2019, Cybin is operational in Canada, the United States, the United Kingdom, the Netherlands and Ireland. For company updates and to learn more about Cybin, visit www.cybin.com or follow the team on X, LinkedIn, YouTube and Instagram.

Investor & Media Contact:
Gabriel Fahel
Chief Legal Officer
Cybin Inc.
1-866-292-4601
irteam@cybin.com – or – media@cybin.com